

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Fanglu Wang
Chief Executive Officer
CITIC Capital Acquisition Corp.
28/F CITIC Tower
1 Tim Mei Avenue
Hong Kong, People's Republic of China

> **Re: CITIC Capital Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 26, 2021**
> **File No. 333-257962**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2021 letter.

Form S-4 filed October 26, 2021

Prospectus Cover Page, page i

1. We note your response to prior comment one and your disclosure on the registration statement cover page. Please disclose prominently on the *prospectus cover page* that you are not a Chinese operating company but a Cayman Islands company with operations conducted by your management based in Hong Kong, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. We note your response to prior comment two, your disclosure covering companies

incorporated under the laws of PRC and your disclosure regarding "if" Quanergy were to become subject to the direct intervention or influence of the PRC government due to changes in laws, unforeseeable reasons, or as a result of its expansion of operations in China. Please revise your disclosure to provide prominent disclosure about the legal and operational risks associated with Quanergy and the combined company having the company's *operations* in China. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact Quanergy and the combined company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

3. We note your response to prior comment two that "neither the Company nor Quanergy is based in China, substantially all of Quanergy's current operations are not in China and substantially all of the post-Business Combination combined company's operations will not be in China." We also note disclosure on page 168 that "Quanergy has established international operations in Asia with subsidiaries located in the Hong Kong Special Administrative Region of the People's Republic of China, Shanghai, Japan and Dubai, with a substantial portion of its business activities already located in China." Please provide further analysis regarding how you concluded that substantially all of Quanergy's current operations are not based in China.

4. We note your response to comment three and your disclosure that references to "we", "our" or "us" refer to Quanergy collectively, including its subsidiaries. Clearly disclose your references to Quanergy, its subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entities.

Summary of the Proxy Statement/Prospectus, page 35

5. We note your response to comment 4, and reissue our comment. In your summary of risk factors, starting on page 54, please disclose the risks that Quanergy's and the combine company's corporate structure and being based in or having operations in China pose to investors. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in Quanergy's and the combined company's operations and/or the value of your common stock.

6. We note your response to comment 5, and reissue our comment in part. Please disclose in this section your response that "neither Quanergy nor any of its subsidiaries is required to obtain permissions from Chinese authorities to operate or issue securities to foreign

investors." Disclose whether Quanergy, its subsidiaries, or VIEs, if any, are covered by permissions requirements from the CSRC or any other entity that is required to approve of the VIEs' operations, and state affirmatively whether Quanergy has received all requisite permissions and whether any permissions have been denied.

7.   Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Risk Factors, page 61

8.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

9.   We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

   You may contact Eiko Yaoita Pyles at (202) 551-3587 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Guiying Ji